UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

JMP Group LLC

(Name of Issuer)

Shares representing limited liability company interests in JMP Group LLC

(Title of Class of Securities)

46629U107

(CUSIP Number)

Walter Conroy

Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

September 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ”Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 46629U107
1)	Names of reporting persons. Joseph A. Jolson

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds Not applicable
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization USA

Number of shares beneficially	7)	Sole Voting Power: 36,400 (a)
owned by Each	8)	Shared Voting Power: 6,729,136 (b)
Reporting Person with:	9)	Sole Dispositive Power: 36,400 (a)
	10)	Shared Dispositive Power: 6,729,136 (b)

11)	Aggregate amount beneficially owned by each reporting person 6,765,536 (a)(b)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 34.01%
14)	Type of reporting person (see instructions) IN

Notes:

(a)	As of September 8, 2021, Mr. Jolson may be deemed to own beneficially 36,400 shares representing limited liability company interests (the “Common Shares”) held by Mr. Jolson directly.

(b)

As of September 8, 2021, Mr. Jolson may be deemed to share beneficial ownership of (i) 1,328,210 Common Shares held by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 5,325,926 Common Shares held by the Joseph A. Jolson 1991 Trust dtd 6/4/91, of which Mr. Jolson is a trustee; and (iii) 75,000 Common Shares held by The Jolson Family Foundation.

CUSIP No. 46629U107
1)	Names of reporting persons. Joseph A. Jolson 1996 Trust dtd 3/7/96

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds Not applicable
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization California

Number of shares beneficially	7)	Sole Voting Power: 0
owned by Each	8)	Shared Voting Power: 1,328,210
Reporting Person with:	9)	Sole Dispositive Power: 0
	10)	Shared Dispositive Power: 1,328,210

11)	Aggregate amount beneficially owned by each reporting person 1,328,210
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 6.68%
14)	Type of reporting person (see instructions) OO

CUSIP No. 46629U107
1)	Names of reporting persons. Joseph A. Jolson 1991 Trust dtd 6/4/91

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization California

Number of shares beneficially	7)	Sole Voting Power: 0
owned by Each	8)	Shared Voting Power: 5,325,926
Reporting Person with:	9)	Sole Dispositive Power: 0
	10)	Shared Dispositive Power: 5,325,926

11)	Aggregate amount beneficially owned by each reporting person 5,325,926
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 26.77%
14)	Type of reporting person (see instructions) OO

ITEM 1. Security and Issuer.

This Amendment No. 16 (“Amendment”) relates to the Common Shares of JMP Group LLC, a Delaware limited liability company (the “Issuer”). The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

ITEM 2. Identity and Background.

(a)-(c)	This Statement is filed by:
	(i)	Joseph A. Jolson, a US citizen;
	(ii)	Joseph A. Jolson 1996 Trust dtd 3/7/96, a trust formed/established under the laws of California (the “1996 Trust”); and
	(iii)	Joseph A. Jolson 1991 Trust dtd 6/4/91, a trust formed/established under the laws of California (the “1991 Trust”).

The foregoing are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment.

Joseph A. Jolson’s principal occupation and employment is Chairman and Chief Executive Officer of the Issuer, and he is a trustee of the 1996 Trust and 1991 Trust.

The principal business address for each of the Reporting Persons is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)

During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	As disclosed above, Joseph A. Jolson is a U.S. citizen, the 1996 Trust was formed/established under laws of California, and the 1991 Trust was formed/established under laws of California

ITEM 3. Source and Amount of Funds or Other Consideration.

Annex A, attached hereto and incorporated herein by reference, sets forth all the transactions effected by the 1991 Trust since the filing of Amendment No. 15 to Schedule 13D through September 8, 2021. The 1991 Trust acquired 34,787 Common Shares for a total purchase price of $91,778.50 using cash on hand.

ITEM 4. Purpose of Transaction.

From the filing of Amendment No. 15 to Schedule 13D through September 8, 2021, as disclosed on Annex A, the 1991 Trust made open market purchases of Common Shares.

Open market acquisitions of Common Shares on June 26, 2020 were made by the 1991 Trust pursuant to the Rule 10b5-1 trading plan.

On September 8, 2021, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”) with Citizens Financial Group, Inc. (“Parent”) and Jolt Acquisition LLC (the “Merger Sub”) whereby, among other things, the Merger Sub will be merged with and into the Issuer (the “Merger”). At the effective time of the Merger, each Common Share outstanding at the time will be converted into the right to receive $7.50 per share in cash, without interest and subject to any required tax withholding. The Merger Agreement and the Merger were approved by the Issuer’s board of directors. The closing of the Merger is subject to approval of holders of Common Share as well as customary government approvals and closing conditions, and is expected to occur in the fourth quarter of 2021.

Also on September 8, 2021, in connection with the execution of the Merger Agreement, the 1991 Trust entered into a voting agreement (the “Voting Agreement”) with Parent. Pursuant to the Voting Agreement, the 1991 Trust has agreed, among other things, to vote or cause to be voted any issued and outstanding Common Share beneficially owned by the 1991 Trust, or that may otherwise become beneficially owned by the 1991 Trust during the term of the Voting Agreement, in favor of adopting the Merger Agreement and against any action, agreement or proposal that could reasonably be expected to delay, postpone or adversely affect consummation of the Merger and other transactions contemplated by the Merger Agreement. As of September 8, 2021, the 1991 Trust held approximately 26.77% of the issued and outstanding Common Shares.

The 1991 Trust further agreed not to transfer any Common Share subject to the Voting Agreement, other than, generally, with the prior written consent of Parent, to certain transferees who agree to be bound by the Voting Agreement or other certain limited exceptions.

The Voting Agreement will automatically terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) upon a written agreement duly executed and delivered by Parent and the 1991 Trust, and (iv) following any amendment of the Merger Agreement, without the prior written consent of the 1991 Trust, that reduces or changes the form of consideration payable to the 1991 Trust pursuant to the Merger Agreement, extends the outside date or otherwise affects the material terms of the Merger Agreement in a manner that is material and adverse to the 1991 Trust.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Notwithstanding anything herein to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations and any other factors deemed relevant.

ITEM 5. Interest in Securities of the Issuer.

(a), (b)         Per the Issuer’s Form 10-Q filed on August 11, 2021, the Issuer has 19,891,431 Common Shares outstanding as of August 6, 2021.

As of September 8, 2021, the Reporting Persons beneficially own the following amounts of JMP Common Shares:

(i)	Joseph A. Jolson: 6,765,536 (34.01%)
(ii)	The 1996 Trust: 1,328,210 (6.68%)
(iii)	The 1991 Trust: 5,325,926 (26.77%)

The Reporting persons have the sole power to vote or direct the vote of, or the sole power to dispose or direct the disposition of, the following Common Shares:

(i)	Joseph A. Jolson: 36,400
(ii)	The 1996 Trust: 0
(iii)	The 1991 Trust: 0

The Reporting Persons have the shared power to vote or direct the vote of, or the shared power to dispose or direct the disposition of, the following Common Shares:

(i)	Joseph A. Jolson: 6,729,136
(ii)	The 1996 Trust: 1,328,210
(iii)	The 1991 Trust: 5,325,926

As noted on Joseph A. Jolson’s cover page, he may be deemed to share beneficial ownership over (i) 1,328,210 Common Shares held by the 1996 Trust of which Mr. Jolson is a trustee; (ii) 5,325,926 Common Shares held by the 1991 Trust of which Mr. Jolson is a trustee and (iii) 75,000 Common Shares held by The Jolson Family Foundation.

(c) Information concerning transactions in the Common Shares effected by the 1991 Trust is set forth on Annex A hereto and is incorporated herein by reference. The only transaction in the Common Shares effected in the past 60 days relates to the Voting Agreement.

(d) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joseph A. Jolson is the Chairman of the board of directors and Chief Executive Officer of the Issuer.

ITEM 7. Material to be filed as Exhibits.

Exhibit 1: Voting Agreement, dated September 8, 2021, by and between Citizens Financial Group, Inc. and Joseph A. Jolson 1991 Trust dtd 6/4/91.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2021

/s/ Joseph A. Jolson

Joseph A. Jolson 1996 Trust dtd 3/7/96

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

Joseph A. Jolson 1991 Trust dtd 6/4/91

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

ANNEX A

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

1.	On June 26, 2020, the 1991 Trust acquired 1,454 shares of JMP at an average price of $2.5993 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

2.	On August 3, 2020, the 1991 Trust acquired 33,333 shares of JMP at a price of $2.64 per share in open market purchases.

EXECUTION VERSION

EXHIBIT 1

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of September 8, 2021, is entered into by and among Citizens Financial Group, Inc., a Delaware corporation (“Parent”) and the undersigned holder (a “Subject Shareholder” and, together with Parent, each a “Party” and collectively, the “Parties”) of common shares representing limited liability company interests in JMP Group LLC, a Delaware limited liability company (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement and Plan of Merger, dated as of the date of this Agreement (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Jolt Acquisition LLC, a Delaware limited liability company (“Merger Sub”).

RECITALS

WHEREAS, as of the date of this Agreement, the Subject Shareholder is the beneficial (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) owner, and has full voting power over, certain common shares representing limited liability company interests (the “Shares”) in the Company set forth on the Subject Shareholder’s signature page hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent and Merger Sub are entering into the Merger Agreement, which provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the DLLCA;

WHEREAS, as an inducement and a condition to Parent entering into the Merger Agreement, the Subject Shareholder is entering into this Agreement with Parent;

WHEREAS, the Company Board has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including the Merger; and

WHEREAS, Parent and the Subject Shareholder desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE 1

VOTING AND TRANSFER OF SHARES

Section 1.01.    Voting.

(a)    Subject to the termination of this Agreement in accordance with Section 4.01, the Subject Shareholder irrevocably and unconditionally agrees, during the period beginning on the date of this Agreement and ending immediately prior to the earlier of the Effective Time and the termination of this Agreement (the “Applicable Period”), at each meeting of the Shareholders (a “Meeting”) and at each adjournment or postponement thereof, to cause to be present in person or represented by proxy and to vote or cause to be voted that number of Shares set forth on the Subject Shareholder’s signature page hereto (collectively, the “Subject Shares”) that are entitled to vote, in each case as follows:

(i)    in favor of any proposal for Shareholders to adopt the Merger Agreement;

(ii)    in favor of any proposal to adjourn a Meeting at which there is a proposal for Shareholders to adopt the Merger Agreement to a later date if there are not sufficient votes to adopt the Merger Agreement or if there are not sufficient Shares present in person or represented by proxy at such Meeting to constitute a quorum;

(iii)    in favor of any proposal for which a vote of Shareholders is required by applicable Law to facilitate the consummation of the transactions contemplated by this Agreement or the Merger Agreement, including the Merger;

(iv)    against any proposal providing for an Acquisition Proposal or the adoption of an Alternative Acquisition Agreement; and

(v)    against any proposal for any amendment or modification of the Company LLC Agreement (other than pursuant to the Merger Agreement) or other action, transaction or agreement that is intended to or would, or would reasonably be expected to (A) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled on a timely basis, (B) prevent, delay or impair consummation of the Merger or dilute, in any material respect, the benefit of the Merger to Parent or (C) facilitate an Acquisition Proposal or Alternative Acquisition Agreement.

(b)    Any vote required to be cast pursuant to this Section 1.01 shall be cast in accordance with all applicable procedures so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote.

(c)    Notwithstanding the foregoing, each of the Subject Shareholders shall remain free to vote with respect to any matter not covered by this Section 1.01 in his or her sole discretion, but only to the extent that such Vote would not reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, or nullify the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement.

(d)    The Subject Shareholder hereby agrees not to enter into any commitment, agreement, understanding or similar arrangement with any Person to vote or give voting instructions in any manner inconsistent with the terms of this Section 1.01.

Section 1.02.    No Transfers. During the Applicable Period, the Subject Shareholder hereby agrees that the Subject Shareholder shall not, directly or indirectly: (a) sell, convey, assign, transfer (including by succession or otherwise by operation of Law), exchange, pledge, hypothecate or otherwise encumber or dispose of any Subject Shares; (b) deposit any Subject Shares into a voting trust or enter into a voting agreement or any other arrangement with respect to any Subject Shares or, except as otherwise provided in this Section 1.02, grant or purport to grant any proxy or power of attorney with respect thereto; (c) enter into any contract, option, call or other arrangement or undertaking with respect to the sale, conveyance, assignment, transfer (including by succession or otherwise by operation of Law), exchange, pledge, hypothecation or other encumbrance or disposition, or limitation on the voting rights, of any Subject Shares; (d) otherwise grant, permit or suffer the creation of any Liens on any Subject Shares (other than applicable restrictions on transfer under U.S. state or federal securities or “blue sky” Laws) or (e) commit or agree to take any of the foregoing actions (any action described in clauses (a), (b), (c), (d) and (e), a “Transfer”); provided, however, that the foregoing shall not prohibit Transfers (i) to any member of the Subject Shareholder’s immediate family, or to a trust for the benefit of the Subject Shareholder or any member of a Subject Shareholder’s immediate family, so long as, prior to and as a condition to the effectiveness of any such Transfer, such transferee executes and delivers to Parent a joinder to this Agreement in the form attached hereto as Annex A, (ii) between or among any Subject Shareholder, (iii) under any Subject Shareholder’s will or pursuant to laws of descent and distribution, so long as, prior to and as a condition to the effectiveness of any such Transfer, such transferee executes and delivers to Parent a joinder to this Agreement in the form attached hereto as Annex A or (iv) to the Company with the exercise, net settlement or tax withholding provisions of equity awards granted pursuant to the Company’s Shareholder-approved equity incentive plans. Any Transfer or action in violation of this Section 1.02 shall be void ab initio. If any involuntary Transfer of any of Subject Shares occurs, the transferee (and all transferees and subsequent transferees of such transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect during the Applicable Period.

Section 1.03.    Stop Transfer. The Subject Shareholder hereby agrees that the Subject Shareholder shall not request that the Company register any transfer of any Share Certificate or Book Entry Share or other uncertificated interest representing any Subject Shares made in violation of the restrictions set forth in Section 1.02 during the Applicable Period.

Section 1.04.    Waiver of Appraisal Rights. The Subject Shareholder hereby agrees that the Subject Shareholder shall not assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any appraisal rights (including under Section 262 of the DGCL and the Company LLC Agreement) with respect to the Merger and any rights to dissent with respect to the Merger (collectively, “Appraisal Rights”).

Section 1.05.    Public Announcements; Filings; Disclosures.

(a)    The Subject Shareholder hereby agrees that the Subject Shareholder (and the Subject Shareholder’s representatives) shall not issue any press release or make any other public announcement or public statement (a “Public Communication”) with respect to this Agreement, the Merger Agreement, or the transactions contemplated hereby or thereby without the prior written consent of Parent (which consent may be withheld in Parent’s sole discretion), except (i) as required by applicable Law or court process, in which case the Subject Shareholder shall provide Parent and Parent’s legal counsel with a reasonable opportunity to review and comment on such Public Communication in advance of its issuance and shall give reasonable and good faith consideration to any such comments or (ii) in connection with a Change of Recommendation, if and to the extent permitted by the terms of the Merger Agreement; provided, that the foregoing shall not apply to any disclosure required to be made by the Subject Shareholder to a Governmental Authority, including any amendment of any Schedule 13D, so long as such disclosure is consistent with the terms of this Agreement and the Merger Agreement and the public disclosures made by the Company and Parent pursuant to the terms of the Merger Agreement. Notwithstanding anything to the contrary in this Section 1.05(a), the Subject Shareholder that is a director or officer of the Company, in his or her capacity as a director or officer of the Company, may make public statements in such capacity to the extent permitted under the Merger Agreement.

(b)    The Subject Shareholder hereby consents to and authorizes the Company and Parent to publish and disclose in any Public Communication or in any disclosure required by the SEC and in the Proxy Statement the Subject Shareholder’s identity and ownership of Subject Shares and the Subject Shareholder’s obligations under this Agreement (the “Subject Shareholder Information”), consents to the filing of this Agreement to the extent required by applicable Law to be filed with the SEC or any regulatory authority relating to the Merger, and agrees to cooperate with Parent and the Company in connection with such filings, including providing Subject Shareholder Information reasonably requested by Parent or the Company. Parent hereby agrees that Parent shall provide the Subject Shareholder with a reasonable opportunity to review and comment on any Subject Shareholder Information included in such disclosure in advance of its filing and shall give reasonable and good faith consideration to any such comments. As promptly as practicable, the Subject Shareholder hereby agrees that the Subject Shareholder shall notify Parent and the Company of any required corrections with respect to any Subject Shareholder Information supplied by the Subject Shareholder, if and to the extent the Subject Shareholder becomes aware that any such Subject Shareholder Information shall have become false or misleading in any material respect.

Section 1.06.    Non-Solicitation.

(a)    Non-Solicitation. Subject to Section 1.07 the Subject Shareholder hereby agrees that the Subject Shareholder shall not, and none of such Subject Shareholder’s representatives shall, directly or indirectly take any action set forth in clauses (i) through (iii) of Section 6.2(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof).

(b)    Notice. The Subject Shareholder agrees that it will notify Parent promptly, but in no event later than the next succeeding Business Day, if any inquiries, proposals or offers are received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Subject Shareholder or any of its representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

(c)    Existing Discussions. The Subject Shareholder agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals.

(d)    Exception. Notwithstanding anything in this Agreement to the contrary, the Subject Shareholder, directly or indirectly through one or more of the Subject Shareholder’s representatives, may participate in discussions and negotiations with any Person making an Acquisition Proposal regarding such Acquisition Proposal if (i) the Company is participating in discussions or negotiations with such Person in compliance with Section 6.2 of the Merger Agreement and (ii) the Subject Shareholder’s negotiations and discussions are in conjunction with and ancillary to the Company’s discussions and negotiations. The Subject Shareholder shall not be responsible for the actions of the Company or its Board of Directors (or any committee thereof), any Subsidiary, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by Section 1.06(a), (ii) such Stockholder makes no representations, warranties, covenants or agreements with respect to the actions of Company or any of the Company Related Parties, and (iii) any breach by the Company of its obligations under Section 7.2 of the Merger Agreement shall not, in and of itself, be considered a breach of this Section 1.06(d) (it being understood for the avoidance of doubt that such Subject Stockholder shall remain responsible for any breach by such Stockholder or his, her or its Representatives of this Section  1.06(d)).

Section 1.07.    No Agreement as Director or Officer. The Subject Shareholder is entering into this Agreement solely in the Subject Shareholder’s capacity as record or beneficial owner of Subject Shares (or trustee of a trust whose beneficiaries is the Subject Shareholder), and nothing herein is intended to or shall limit or affect any actions taken by the Subject Shareholder or any employee, officer, director (or person performing similar functions), partner or other representative (including, for this purpose, any appointee or representative of the Subject Shareholder to the board of directors of the Company) of the Subject Shareholder, in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Shareholders.

Section 1.08.    No Adverse Act. The Subject Shareholder hereby agrees that, except as expressly provided or permitted by this Agreement, the Subject Shareholder shall not, and shall cause its representatives not to, without the prior written consent of Parent in Parent’s sole discretion, directly or indirectly, take or permit any action that would in any way (i) restrict, limit or interfere with the performance of the Subject Shareholder’s obligations hereunder, (ii) make any representation or warranty of the Subject Shareholder herein untrue or inaccurate in any material respect or (iii) otherwise restrict, limit or interfere with the performance of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby. The Subject Shareholder hereby agrees that the Subject Shareholder shall notify Parent in writing promptly of (a) any fact, event or circumstance that would cause, or would reasonably be expected to cause or constitute, an untruth or inaccuracy in any material respect in the representations and warranties of the Subject Shareholder herein and (b) the receipt by the Subject Shareholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this sentence shall not limit or otherwise affect the remedies available to any Party.

Section 1.09.    No Litigation. The Subject Shareholder hereby agrees not to commence, maintain or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, suit, proceeding or cause of action, in law or in equity, in any court or before any Governmental Authority (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger), (b) alleging a breach of any fiduciary duty of any Person in connection with the Merger Agreement or the transactions contemplated thereby, (c) seeking Appraisal Rights in connection with the Merger or (d) otherwise relating to the Merger Agreement, this Agreement or the transactions contemplated hereby or thereby, including the Merger. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Subject Shareholder from enforcing the Subject Shareholder’s rights under this Agreement.

Section 1.10.    Further Assurances. The Subject Shareholder hereby agrees to promptly execute and deliver, or cause to be executed and delivered, such further certificates, instruments and other documents and take such further actions as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SUBJECT SHAREHOLDER

The Subject Shareholder hereby represents and warrants to Parent as follows:

Section 2.01.    Organization; Authorization. In the event the Subject Shareholder is an individual, the Subject Shareholder has full power, right and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. In the event the Subject Shareholder is a legal entity, (a) the Subject Shareholder is a legal entity duly organized, validly existing and in good standing under the Laws of the Subject Shareholder’s jurisdiction of its organization, (b) the Subject Shareholder has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute and deliver this Agreement, to perform the Subject Shareholder’s obligations under this Agreement and to consummate the transactions contemplated by this Agreement, and (c) no approval by any holder of the Subject Shareholder’s equity or similar interests is necessary to approve this Agreement. This Agreement has been duly executed and delivered by the Subject Shareholder and, in the event the Subject Shareholder is an individual and is married and any of the Subject Shareholder’s Subject Shares constitute community property or spousal approval is otherwise required in order for this Agreement to be a valid and binding obligation of the Subject Shareholder, this Agreement has been duly executed and delivered by or on behalf of the Subject Shareholder’s spouse and this Agreement constitutes a valid and binding agreement of the Subject Shareholder enforceable against the Subject Shareholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 2.02.    Governmental Filings; No Violations; Certain Contracts.

(a)    Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) under the Exchange Act and the Securities Act, (ii) required to be made with the NYSE, and (iii) under state securities, takeover and “blue sky” Laws, no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Subject Shareholder with, nor are any required to be made or obtained by the Subject Shareholder with or from any Governmental Authority, in connection with the execution, delivery and performance of this Agreement by the Subject Shareholder and the consummation of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Subject Shareholder to perform the Subject Shareholder’s obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

(b)    The execution, delivery and performance of this Agreement by the Subject Shareholder does not, and the consummation of the transactions contemplated by this Agreement by the Subject Shareholder shall not, constitute or result in (i) a breach or violation of, or a default under, any organizational documents of the Subject Shareholder if the Subject Shareholder is a legal entity, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Subject Shareholder pursuant to, any Contract binding upon the Subject Shareholder or, assuming (solely with respect to performance of this Agreement and consummation of the transactions contemplated by this Agreement) compliance with the matters referred to in Section 2.02(a), under any Law to which the Subject Shareholder is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon the Subject Shareholder, except, in the case of clause (i), (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Subject Shareholder to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

Section 2.03.    Litigation. Except as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Subject Shareholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement (a) there are no Actions pending or, to the knowledge of the Subject Shareholder, threatened against such Subject Shareholder and (b) neither the Subject Shareholder is a party to or subject to the provisions of any Order of any Governmental Authority.

Section 2.04.    Ownership of Company Stock; Voting Power. The Subject Shareholder’s signature page hereto correctly sets forth the number (other than de minimis error) of the Subject Shareholder’s Subject Shares as of the date of this Agreement. the Subject Shareholder is the beneficial owner of all of its Subject Shares and has, and shall have throughout the Applicable Period, full voting power and power of disposition with respect to all such Subject Shares free and clear of any liens, claims, proxies, voting trusts or agreements, options or any other encumbrances or restrictions on title, transfer or exercise of any rights of a Shareholder in respect of such Subject Shares (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (i) this Agreement or (ii) any applicable restrictions on transfer under U.S. state or federal securities or “blue sky” Laws. No Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shareholder’s Subject Shares other than pursuant to the Merger Agreement.

Section 2.05.    Reliance. The Subject Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Subject Shareholder’s execution, delivery and performance of this Agreement and upon the representations and warranties and covenants of the Subject Shareholder contained in this Agreement.

Section 2.06.    Other Agreements. The Subject Shareholder has not taken or permitted any action that would or would reasonably be expected to (a) constitute or result in a breach hereof, (b) make any representation or warranty of the Subject Shareholder set forth herein untrue or inaccurate in any material respect or (c) otherwise restrict, limit or interfere with the performance of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby.

Section 2.07.    Subject Shareholder Has Adequate Information. The Subject Shareholder acknowledges that the Subject Shareholder is a sophisticated investor with respect to the Subject Shareholder’s Subject Shares and has adequate information concerning the business and financial condition of the Company and the transactions contemplated by the Merger Agreement to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon Parent, the Company or any Affiliate of Parent or the Company, and based on such information as such Subject Shareholder has deemed appropriate, made the Subject Shareholder’s own analysis and decision to enter into this Agreement. The Subject Shareholder acknowledges that the Subject Shareholder has had the opportunity to seek independent legal advice prior to executing this Agreement.

Section 2.08.    No Other Representations or Warranties. Except for the representations and warranties made by the Subject Shareholder in this Article 2, neither the Subject Shareholder nor any other Person makes any express or implied representation or warranty to Parent in connection with this Agreement or the transactions contemplated by this Agreement, and the Subject Shareholder expressly disclaims any such other representations or warranties.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Subject Shareholder as follows:

Section 3.01.    Corporate Authority. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. No approval or consent, registration or filing with or notification to any governmental authority or other party is required, other than (A) the Required Approvals (as defined in the Merger Agreement) and (B) the filings or notices required by, and any approvals required under the rules and regulations of the Governmental Authorities set forth on Section 5.2(d)(i)(B) of the Parent Disclosure Schedule (as defined in the Merger Agreement), and no approval by any holder of Parent’s equity interests is necessary, to approve this Agreement. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.02.    No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article 3, neither Parent nor any other Person makes any express or implied representation or warranty to the Subject Shareholder in connection with this Agreement or the transactions contemplated by this Agreement, and Parent expressly disclaims any such other representations or warranties.

ARTICLE 4

GENERAL PROVISIONS

Section 4.01.    Termination. This Agreement, including the voting agreements contemplated by this Agreement, shall automatically be terminated at the earliest to occur of: (a) the Effective Time; (b) the termination of the Merger Agreement pursuant to Article VIII thereof; (c) the effective date of a written agreement duly executed and delivered by Parent and the Subject Shareholder terminating this Agreement; (d) any amendment or modification of, or waiver under, the Merger Agreement, in each case without the prior written consent of the Subject Shareholder, in a manner that (1) reduces or imposes any restriction on the right of the Subject Shareholder to receive the Merger Consideration, (2) reduces the amount or changes the form of the Merger Consideration, (3) extends the Outside Date or (4) otherwise affects the material terms of the Merger Agreement in a manner that is material and adverse to the Subject Shareholder (in their capacity as such) (the date and time at which the earlier of clause (a), (b), (c) and (d) occurs being, the “Expiration Date”); provided, however, that in the case of any termination pursuant to clause (a) of the previous sentence, Section 1.04, Section 1.05, Section 1.10 and Section 1.11 and this Article 4 shall survive such termination. Nothing set forth in this Agreement shall relieve any Party of any liability or damages arising out of its fraud or its Willful and material breach of any provision of this Agreement.

Section 4.02.    Modification or Amendment; Waiver. Any provision of this Agreement may be (i) waived in whole or in part by the Party benefited by the provision or by both Parties or (ii) amended or modified at any time, by an agreement in writing between the Parties hereto executed in the same manner as this Agreement.

Section 4.03.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, or otherwise, (b) on the first (1st) Business Day after being sent if delivered utilizing a next-day service by an internationally recognized overnight courier that issues a receipt or other confirmation of delivery, (c) on the earlier of confirmed receipt or the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (d) when transmitted to the email address set out or specified below, as applicable (provided, that no “error” message or other notification of non-delivery is generated). All notices hereunder shall be delivered to the addresses set out or specified below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice.

If to Parent or Merger Sub:

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, RI 02903

Attention: Malcolm Griggs, Chief Risk Officer & General Counsel

Email: Malcolm.Griggs@citizensbank.com

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:         Mitchell S Eitel, Eric M. Diamond

Facsimile:         (212) 291 9046; (212) 558-3588

Email:          eitelm@sullcrom.com; diamonde@sullcrom.com

If to the Subject Shareholder:

As set out on the signature page of the Subject Shareholder.

Section 4.04.    Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 4.05.    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial; Specific Performance.

(a)    The execution, interpretation and performance of this Agreement shall be governed by the laws of the State of Delaware without giving effect to any conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of Delaware. Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 4.03. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 4.03 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

(b)    EACH PARTY HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER ACTION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

(c)    Specific Performance. Each Party acknowledges and agrees that the rights of each Party under this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have at law or in equity, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege or assert, and each party hereby waives the defense, that there is an adequate remedy at law. In the event that Parent institutes any Proceeding pursuant to this Section 4.05, the successful Party shall be entitled to receive the costs incurred thereby, including reasonable attorneys’ fees and expenses as may be determined by the Chosen Court.

Section 4.06.    Entire Agreement.

(a)    This Agreement constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to such matters.

(b)    Each Party acknowledges the provisions set forth in Section 2.10 and Section 3.02 and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for any Willful and material breach of this Agreement by such Party prior to such termination or fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement.

Section 4.07.    No Third Party Beneficiaries. Each Party hereby agrees that its respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement.

Section 4.08.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Subject Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Subject Shareholder in the voting of any Subject Shares, except as otherwise expressly provided herein.

Section 4.09.    Expenses. All costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by this Agreement, including all fees and expenses of its representatives, shall be paid by the Party incurring such expense.

Section 4.10.    Stock Dividends, Distributions, Etc. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the number of Shares by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the term “Subject Shares” shall automatically be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such Shares may be changed or exchanged or which are received in such transaction.

Section 4.11.    Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 4.12.    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 4.12 shall be null and void; provided, however, that Parent may assign this Agreement to a wholly owned direct or indirect Subsidiary, so long as Parent provides the Subject Shareholder with advance written notice thereof, in which event all references to Parent in this Agreement shall be deemed references to such wholly owned Subsidiary of Parent.

Section 4.13.    Interpretation and Construction.

(a)    When a reference is made in this Agreement to the Preamble, any Recital, Article, Section or Annex, such reference shall be to the preamble or a Recital, Article, Section or Annex of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

CITIZENS FINANCIAL GROUP, INC.

By:	/s/ John F. Woods
Name: John F. Woods
Title: Vice Chairman and Chief Financial Officer

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

SUBJECT SHAREHOLDER

/s/ Joseph A. Jolson	Joseph A. Jolson
Signature of Subject Shareholder	Name of Person Signing for the Subject Shareholder (If signing in a representative capacity for a corporation, trust, partnership or other entity)

Joseph A. Jolson 1991 Trust dated 6/4/91	Trustee
Printed Name of Subject Shareholder	Title of Person Signing for the Subject Shareholder (If signing in a representative capacity for a corporation, trust, partnership or other entity)

[Signature of Subject Shareholder’s Spouse]	[Printed Name of Subject Shareholder’s Spouse]

Number of Shares held beneficially by the Subject Shareholder as of the date of this Agreement and subject to this Agreement:

5,325,926 Shares

Address for Notices:

The address including email set forth in the Company’s books and records, or as Shareholder may update same by written notice to the Company.

With copies (which shall not constitute notice) to:

Cohen & Buckmann P.C.

200 Park Avenue – 17th Floor

New York, NY 10166

Attn: Sandra Cohen, Esq

Email: sandra@cohenbuckmann.com

Annex A

ANNEX A

FORM OF JOINDER

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Voting Agreement dated as of [●], 2021 (the “Voting Agreement”) by and among Parent and the Shareholders that are party thereto as the same may be amended, supplemented or otherwise modified from time to time. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Voting Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Subject Shareholder” under, the Voting Agreement as of the date hereof and shall have all of the rights and obligations of a Subject Shareholder as if it had executed the Voting Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Voting Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date: [●], 20[●]

By:
Name:
Title:

Address for Notices:

With copies to:

A-1